July 8, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Radian Group Inc.

Form 10-K for the year ended December 31, 2007

Form 10-Q for the Fiscal Quarter ended March 31, 2008

File No. 001-11356

Dear Mr. Rosenberg:

We have considered carefully each of the four comments in your letter dated June 27, 2008 as well as the additional comment discussed with the Accounting Branch Chief on July 1, 2008. On behalf of Radian Group Inc., I respectfully provide our responses to these comments below. For your convenience, the text of each comment is reproduced below before the applicable response. References in this letter to “we,” “us,” “our” or “ours” refer to Radian Group Inc. and its consolidated subsidiaries.

Form 10-K for the Fiscal Year Ended December 31, 2007

1.	We acknowledge your response to prior comment one, and your proposal to update the S-1 by providing the revised disclosures in a Current Report on Form 8-K. However, because Form S-1 does not provide for forward incorporation by reference, providing the additional disclosures in a Form 8-K would not update the disclosures in the Form S-1. Accordingly, we believe that you should amend your Form 10-K for the year ended December 31, 2007 to provide the relevant additional disclosures in conjunction with providing the audited financial statements of C-Bass. In addition, we believe that you should amend your Form 10-Q for the period ended March 31, 2008 to provide the relevant additional disclosures, including those relating to the adoption of SFAS 157.

Response: We are aware that Form S-1 does not provide for forward incorporation by reference. We expect to amend the Form S-1 at least one additional time prior to bringing it effective. Our intention is to file a Current Report on Form 8-K with the additional disclosures, and thereafter to file an amendment to the Form S-1, which would expressly incorporate that previously-filed Form 8-K by reference, thus avoiding the issue of forward incorporation. Alternatively, should

Mr. Jim B. Rosenberg

Radian Group Inc.

business conditions delay the proposed offering, we will provide the additional disclosure in our Form 10-Q for the period ending June 30, 2008, if that filing is made before our request to take the Form S-1 effective. In that case, in a similar manner, a subsequent amendment to the Form S-1 would then specifically incorporate by reference the Form 10-Q for the period ended June 30, 2008, similarly addressing the forward incorporation issue. In either case, the additional disclosures would be specifically incorporated by reference from a previously filed report at the time the Form S-1 becomes effective.

Notwithstanding our filing plan as described above, we do not believe that these disclosures correct any existing material inaccuracies or omissions in our Form 10-K for the period ended December 31, 2007 or our Form 10-Q for the period ended March 31, 2008. For this reason, we would not expect to amend these documents (other than to add the audited financial statements of C-Bass to the Form 10-K pursuant to Section 3-09 of Regulation S-X).

Notes to Consolidated Financial Statements

Note 3 – Investments, page 179

2.	We acknowledge your response to prior comment three. Please confirm that you will include this disclosure in your future filings and amended periodic reports.

Response: We will include our response to prior comment three in future filings and, in light of our response to comment one above, if necessary, file the response on a Current Report on Form 8-K or in our next 10-Q prior to the effectiveness of our Registration Statement on Form S-1.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 2 – Fair Value of Financial Instruments, page 6

3.	We acknowledge your response to prior comment four. For your Mortgage Insurance domestic and international CDS investments, please expand your disclosure to provide a more detailed discussion regarding how you validate the quotes you receive from the counter-parties.

Response: In response to your request that we expand our disclosure regarding mortgage insurance domestic and international CDS, we will revise our disclosure as follows:

Mortgage Insurance domestic and international CDS – In determining the estimated fair value of our mortgage insurance domestic CDS we use the following information: (1) fair value quotes obtained from our counter-parties, (2) independent pricing generated internally utilizing observed changes in the ABX index that most closely approximate the collateral underlying our transactions and (3) on certain of the transactions, where available, independent price quotes from a nationally recognized pricing firm. In determining the estimated fair value of our mortgage insurance international CDS we use the following information: (1) fair value quotes from our counter-parties, which are based on quotes for transactions with similar underlying collateral from market makers and other broker dealers, and (2) in the absence of observable market data for these deals, a review of monthly information regarding the performance of the underlying collateral and discussion with our counter-parties regarding any unusual or inconsistent changes in fair value. In either case, in the event there are material inconsistencies in the inputs to determination of estimated fair value, they are reviewed and a final determination is made by management in light of the specific facts and circumstances surrounding each price. These credit derivatives are categorized in Level III of the fair value hierarchy.

Mr. Jim B. Rosenberg

Radian Group Inc.

For your sensitivity analyses, please describe how you determined the reasonably likely changes in assumptions. Discuss whether the changes depicted are based on historical experience, current trends or any other relevant information.

Response: Given the relatively high level of volatility in spreads underlying our collateral (including our own credit default swap spread) during recent quarters, the sensitivities that are presented are higher than our longer term historical experience, where spread volatilities rarely exceeded 10 basis points in a quarter. The sensitivities of the CDX spreads to our insured tranche spreads presented were set at a point that is between the long term historical quarterly volatility and the recent volatility experienced. The impact of CDX spread sensitivity experienced for the last two quarters was approximately 35 basis points for each quarter, and has far exceeded previous experiential changes, which have been less than 10 basis points. More weighting was given to recent volatility levels in determining sensitivities that are reasonably likely as these were viewed to be more relevant data points. In light of recent information we have obtained regarding current levels, our credit default swap spread sensitivities presented will be adjusted to 1000 basis points widening (from the 300 basis points presented in our prior letter) and 1000 basis points tightening. This range also was determined to a significant degree based on our most recent experience, which we believe is reasonably likely to continue in the current market environment despite historic levels that were much more stable.

4.	We acknowledge your response to prior comments five and six. Please provide us with your proposed revised disclosure that includes the reasons why you believe that these instruments do not represent a material portion of your total derivative risk exposure, and if true, why you believe that sensitivity analysis relating to these instruments would not be meaningful to investors.

Response: In response to your request, we propose to add the following disclosure to our sensitivity discussion for our assumed financial guaranty credit derivatives and mortgage insurance domestic and international CDS:

Assumed financial guaranty credit derivatives – Despite significant volatility in credit spreads during each of the four quarters ended March 31, 2008, in each of these quarters, the change in fair value of our assumed financial guaranty credit derivatives represented less than 2% of our cumulative unrealized gains or losses on all credit derivatives, demonstrating the relative insensitivity of these transactions to spread changes.

Mortgage Insurance domestic and international CDS –Changes in our expected credit losses on mortgage insurance domestic CDS could have a significant impact on our fair value estimate for this product, with a maximum loss exposure of $212 million. Changes in the loss estimates will impact the market value directly, reduced only by the present value factor, which is dependent on the timing of the expected losses. However, in light of our comparatively small amount of notional exposure to mortgage insurance domestic CDS, we do not expect changes in the fair value of this product to materially impact the overall fair value of our credit derivatives. Despite significant volatility in credit spreads during each of the four quarters ended March 31, 2008, in each of these quarters, the change in fair value of our mortgage insurance international CDS represented less than 2% of our cumulative unrealized gains or losses on all credit derivatives, demonstrating the relative insensitivity of these transactions to spread changes.

Mr. Jim B. Rosenberg

Radian Group Inc.

5.	On July 1, 2008, the Accounting Branch Chief requested that we enhance our response to prior comment four to provide additional disclosure regarding how we determine fair value for our derivative instruments.

Response: In response to your request that we further expand our disclosure regarding how we determine fair value for our derivative instruments, we will revise our disclosure as follows (set forth in its entirety, including sensitivity discussion):

Fair value is defined as the price that would be received in connection with the sale of an asset or that would be paid to transfer a liability. In determining an exit market, we considered the fact that our derivative contracts are unconditional and irrevocable, and contractually prohibit us from transferring them to other capital market participants. Accordingly, there is no principal market for such highly structured insured credit derivatives as defined by SFAS 157. In the absence of a principal market, we value these insured credit derivatives in a hypothetical market where market participants include other monoline financial guaranty insurers with similar credit quality, as if the risk of loss on these contracts could be transferred to other financial guaranty insurance and reinsurance companies, and we believe, in the absence of a principal market, this provides the most relevant information with respect to fair value estimates.

We determine the fair value of our derivative assets and liabilities using internally-generated models. We reconcile or calibrate key inputs to market-based information, when available. Beginning in the first quarter of 2008, in accordance with SFAS No. 157, we made an adjustment to our derivative liabilities valuation methodology to account for our own non-performance risk by incorporating our observable credit default swap spread into the determination of the fair value of our credit derivatives. Our five-year credit default swap spread widened by 1,058 basis points to 1,095 basis points from January 1, 2007 to March 31, 2008. Considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of amounts we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a significant effect on the estimated fair value amounts.

NIMS credit derivatives and NIMS VIE derivative assets – Expected losses are estimated for each transaction using projected default rates based on historical experience of similar transactions. There are no collateral recovery rates assumed given the loss position of the NIMS in the transaction structures. Changes in our expected credit losses on NIMS could have a significant impact on our fair value estimate. The net present value of our expected credit losses was $405 million as of March 31, 2008, and represents 77.6% of our total maximum loss exposure of $522 million. Changes in the loss estimates will impact the market value directly, reduced only by the present value factor, which is dependent on the timing of the expected losses. The NIMS credit derivatives are categorized in Level III of the fair value hierarchy.

Put Options on CPS – The fair value of our put options on CPS is estimated based on the present value of the spread differential between the current market rate of issuing a perpetual preferred security and the maximum rate of a perpetual preferred security as specified in our put option agreements. In determining the current market rate, consideration is given to our current CDS spread as well as market observation of similar securities issued, when available. The spread differential is assumed to be fixed in perpetuity at the balance sheet date and the annual differential cost is discounted at our current CDS spread, adjusted for a market-implied recovery rate.

Mr. Jim B. Rosenberg

Radian Group Inc.

The change in fair value of these put options will fluctuate with changes in our CDS spread. As discussed above, our CDS spread has widened significantly since 2007, and given this volatility, it is difficult to predict with reasonable likelihood the magnitude of future changes. The sensitivity of our CDS spread to our current market value, assuming as of March 31, 2008 a 1000 basis point widening was an unrealized gain of approximately $5 million, while a 1000 basis point tightening would have resulted in an unrealized loss of $41 million. The put options on CPS are categorized in Level III of the fair value hierarchy.

Corporate CDOs – The estimated fair value of these direct derivative financial guaranty contracts is derived from internally-generated models. The fair value of each of our Corporate CDO contracts is calculated as the net present value of the difference between the contractual premium and our estimate of the premium that a financial guarantor of similar credit quality would charge us to provide the same credit protection as of the measurement date (“the fair premium”) when assuming our obligations. Fair value amounts derived from our model are generated using market-based inputs to the extent available; the most significant variable used in determining the fair premium are market spreads identified through the credit default swap index (“CDX”), which is an industry standard credit default swap index. Credit spreads on individual issuers in our collateral pool are used to derive an equivalent risk tranche on the CDX index. When credit spreads on individual issuers are not available, the average credit spread of similar companies is used. Other factors that are considered before determining the equivalent risk tranche for each transaction include differences between standard CDX collateral and our tailored portfolios in terms of geographic and sector composition, as well as the remaining life of the transaction. Once the equivalent risk tranche is established, observed changes in those market CDX spreads establish changes to the fair premium for each transaction. The observed changes in the spreads reflect pricing for deals that require collateral posting for changes in fair value that create a payable to our counter-parties. Finally, in order to adjust for our non-performance risk, we use the market-implied default probability derived from our CDS spread curve and the relative relationship between a potential underlying collateral default and potential default by us. Because our contracts do not require collateral to be posted against our fair value liabilities, this adjustment for non-performance risk is more significant than other market participants whose contracts do require collateral posting. The present value of our fair premium is determined by discounting the projected cash flows using our CDS spread curve plus a risk-free rate.

Our estimated fair value of Corporate CDOs could change significantly given changes in the CDX spread. As of March 31, 2008, a 25 basis point change in the spread on an equivalent risk tranche of the CDX index would have resulted in a change of approximately $27 million to our estimated current fair value of $23.6 million, assuming our own credit default swap spread remains constant. As of March 31, 2008, a 1000 basis point widening in our credit default swap spread, assuming the CDX spread remains constant, would have resulted in an unrealized gain of approximately $76 million. A 1000 basis point tightening of our credit default swap spread as of March 31, 2008, assuming the CDX spread remains constant, would have resulted in an unrealized loss of $1.7 billion. These credit derivatives are categorized in Level III of the fair value hierarchy.

Non-Corporate CDOs – The estimated fair value of these direct financial guaranty derivative contracts relates to our guaranty of Trust Preferred Securities (“TRUPS”) CDOs, RMBS CDOs, CMBS CDOs and CDOs backed by other asset classes such as credit card receivables, municipal bonds, project finance and auto loans. Like our Corporate CDOs, the fair value of our Non-Corporate CDO contracts is calculated as the net present value of the difference between the contractual premium and our estimate of the fair premium. The fair premium is estimated using dealer quotes on similarly structured transactions or relevant market indices when

Mr. Jim B. Rosenberg

Radian Group Inc.

available. In instances where dealer quotes are not available and market indices are not available or not appropriate, we utilize an internal model, similar to those used by other monoline insurers, to estimate fair value. This model estimates fair values based on a market rate of return that would be required for a monoline insurer to undertake the contract risk, and utilizes an internally developed risk-based capital amount. In determining the fair premium of RMBS CDOs and CMBS CDOs, we utilize a market spread derived from the ABX, TABX and CMBX standard market indices that are relevant to each transaction. The spread utilized is based on the credit rating collateral in each transaction. The estimated fair values of TRUPS are derived from internally-generated models where the change in fair premium is calculated based on the weighted average CDS spread of a group of investment grade and high yield institutions whose market risk is similar to the specific financial institutions underlying our TRUPS, which do not have observable CDS spreads. These collateral CDS spreads are then used to determine the corresponding change in the spread of the tranche that our contracts insure, by developing a loss curve based on collateral CDS spreads and then using the loss curve to determine implied market spreads on our insured tranche for each transaction. Further adjustments to these spreads are then calculated for each transaction based on its remaining average life. In addition, an adjustment for our non-performance risk is incorporated in a manner similar to that described above under Corporate CDOs.

Changes in our estimated fair values primarily result from changes in observed indices as discussed above. A 25 basis point change in these observed indices would have resulted in a change of $5 million to our fair value liability of $216.0 million as of March 31, 2008. We utilize our CDS spread curve, along with other assumptions regarding the correlation of underlying collateral default to our default as of the end of the valuation period, in order to adjust the fair market value to reflect the market’s perception of our non-performance risk. As of March 31, 2008, a 1000 basis point widening in our credit default swap spread, assuming the observed index spreads remain constant, would have resulted in an unrealized gain of approximately $25 million. A 1000 basis point tightening of our credit default swap spread as of March 31, 2008, assuming the CDX spread remains constant, would have resulted in an unrealized loss of $152 million. These credit derivatives are categorized in Level III of the fair value hierarchy.

Assumed financial guaranty credit derivatives – In making our own determination of fair value for these credit derivatives, we use information provided to us by our counter-parties to these reinsurance transactions, which are the primary insurers (the “primaries”) of the underlying credits, including the primaries’ fair valuations for these credits. The estimated fair value of pooled corporate CDO CDS contracts is based on internal pricing models that use the Dow Jones CDX for domestic corporate CDS contracts and iTraxx for European corporate CDS contracts. Each index provides price quotes for standard attachment and detachment points for contracts with maturities of three, five, seven and ten years. The quoted index price is calibrated to the typical attachment points for that type of CDS contract in order to derive the appropriate value. The value of CDS of CLO contracts is estimated with reference to the all-in LIBOR spread in the current published JP Morgan High Yield CLO Triple-A Index, which includes a credit and funding component. The models used to estimate the fair values of these instruments include a number of factors, including credit spreads, changes in interest rates, changes in correlation assumptions, current delinquencies, recovery rates and the credit ratings of referenced entities. In establishing our fair value marks for these transactions, we assess the reasonableness of the primaries’ valuations by (1) reviewing the primaries’ publicly available information regarding their mark-to-market process, including methodology and key assumptions, and (2) discussing the changes in fair value with the primaries where changes appear unusual or do not appear consistent with credit loss related information for these transactions.

Mr. Jim B. Rosenberg

Radian Group Inc.

Despite significant volatility in credit spreads during each of the four quarters ended March 31, 2008, in each of these quarters, the change in fair value of our assumed financial guaranty credit derivatives represented less than 2% of our cumulative unrealized gains or losses on all credit derivatives, demonstrating the relative insensitivity of these transactions to spread changes. These credit derivatives are categorized in Level III of the fair value hierarchy.

Mortgage Insurance domestic and international CDS – In determining the estimated fair value of our mortgage insurance domestic CDS we use the following information: (1) fair value quotes obtained from our counter-parties, (2) independent pricing generated internally utilizing observed changes in the ABX index that most closely approximate the collateral underlying our transactions and (3) on certain of the transactions, where available, independent price quotes from a nationally recognized pricing firm. In determining the estimated fair value of our mortgage insurance international CDS we use the following information: (1) fair value quotes from our counter-parties, which are based on quotes for transactions with similar underlying collateral from market makers and other broker dealers, and (2) in the absence of observable market data for these deals, a review of monthly information regarding the performance of the underlying collateral and discussion with our counterparties regarding any unusual or inconsistent changes in fair value. In either case, in the event there are any material inconsistencies in the inputs to determination of estimated fair value, they are reviewed and a final determination is made by management in light of the specific facts and circumstances surrounding each price. These credit derivatives are categorized in Level III of the fair value hierarchy.

Changes in our expected credit losses on Mortgage Insurance domestic CDS could have a significant impact on our fair value estimate for this product, with a maximum loss exposure of $212 million. Changes in the loss estimates will impact the market value directly, reduced only by the present value factor, which is dependent on the timing of the expected losses. However, in light of our comparatively small amount of notional exposure to mortgage insurance domestic CDS, we do not expect changes in the fair value of this product to materially impact the overall fair value of our credit derivatives. Despite significant volatility in credit spreads during each of the four quarters ended March 31, 2008, in each of these quarters, the change in fair value of our mortgage insurance international CDS represented less than 2% of our cumulative unrealized gains or losses on all credit derivatives, demonstrating the relative insensitivity of these transactions to spread changes.

In connection with the responses to the comments set forth above, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg

Radian Group Inc.

If you have any questions about any of the responses to your comments or require further explanation, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint
C. Robert Quint
Chief Financial Officer